KANA Software, Inc. 181 Constitution Drive Menlo Park, CA 94025 Tel 650 614-8300 Fax 650 614-8301 www.kana.com

May 15, 2007

VIA FEDERAL EXPRESS, FAX AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kari Jin, Staff Accountant

Re:	Kana Software, Inc. Item 4.02 Form 8-K Filed on March 7, 2007 File No. 000-27163

Dear Ms. Jin,

Reference is made to the letter, dated March 12, 2007, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Kana Software, Inc. (the “Company”) regarding the above-referenced filing. Provided below are responses to each of the numbered comments of the Staff. Please note that the headings and numbers of the responses set forth below correspond to the heading and numbers of the comments contained in the letter of the Staff dated March 12, 2007.

Form 8-K filed March 7, 2007

1.	We note the Company anticipates that the restated financial information will be set forth in its Annual Report on Form 10-K for the year ended December 31, 2006. The Staff understands that errors related to the issues addressed in your March 7, 2007 Form 8-K effect several quarterly filings. Tell us how the Company determined that amending all of the affected filings is unnecessary. Please note that companies that propose to correct material errors without amending all previously filed reports should first contact the staff of the Division of Corporation Finance.

Since the Company’s Form 10-K for the year ended December 31, 2006 was due shortly after the Company’s filing of the Form 8-K on March 7, 2007, the Company believed that filing the Form 10-K for the year ended December 31, 2006, setting forth the detailed restated quarterly information, would adequately provide its stockholders and investors with appropriate information regarding its restated quarterly financial results rather than an amendment to each of the relevant quarterly reports on Form 10-Q. In reaching this determination, the Company considered the guidance given by the Commission’s Division of Corporation Finance in the form of a sample letter that was posted on the Commission’s website on January 16, 2007 (the “Guidance Letter”). It would have also been unduly

Securities and Exchange Commission

Division of Corporation Finance

May 15, 2007

burdensome for the Company to amend its quarterly reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 immediately prior to filing its Form 10-K for the year ended December 31, 2006 because the Company’s financial staff and management resources would have been strained (especially as they were then focused on completing the preparation of the Company’s 2006 year end financial statements, supporting the Company’s independent registered public accounting firm in their audit and preparing the Form 10-K) and the Company’s ability to adhere to its normal current reporting schedule would have been impeded. In addition, as the corrected information did not materially affect any of the trends disclosed in the “Management’s Discussion and Analysis” sections of the affected quarterly reports on Form 10-Q, the Company concluded that amending its quarterly reports on Form 10-Q would not have provided investors with additional material information as compared to the disclosure in its Form 10-K.

Pursuant to the Guidance Letter, in Management’s Discussion and Analysis in the Company’s Form 10-K for the year ended December 31, 2006, the Company based its discussion and analysis on the restated quarterly information and restated its quarterly operating results for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 with the columns labeled “restated”. Moreover, the Company’s audited financial statements for the year ended December 31, 2006 included Note 14 that provided the restated balance sheets, operating results and share data for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 and showed a reconciliation between the restated and as previously reported amounts. Furthermore, the Company, in Item 9A of the Form 10-K for the year ended December 31, 2007, disclosed a material weakness in its internal control over financial reporting related to stock-based compensation and that the Company’s management, with the oversight of the Audit Committee of the Board of Directors, has implemented a procedure to review the stock option reports on a quarterly basis to ensure that only employee options that vest or are expected to vest are included in the employee stock-based compensation expense for such period.

Accordingly, the Company respectfully submits that it should not be required to amend its quarterly reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006.

2.	We note that the Company will be restating historical financial statements for the first three quarters of 2006 to correct for “certain expense items” that were “recorded in the improper quarter.” Please amend your Form 8-K to clarify the nature of these errors and disclose and quantify the expected impact on your quarterly reports in accordance with Item 4.02 (a)(2) of Form 8-K.

The Company will file an amended Form 8-K to clarify the nature of the errors and disclose and quantify the expected impact on our quarterly reports in accordance with Item 4.02(a)(2) of Form 8-K. The proposed revisions to the Company’s Form 8-K is set forth in Exhibit A attached hereto.

Securities and Exchange Commission

Division of Corporation Finance

May 15, 2007

3.	Clarify for us, how the Company determined that non-cash compensation expense was incorrectly recorded only for certain options granted in 1999 and why this did not affect other option grants. We may have further comment.

The non-cash compensation that was incorrectly recorded was related to a specific group of stock options granted in 1999 as a retention incentive to employees of an acquired company. These stock options were fully vested upon grant but restrictions were placed on the exercisability of these stock options that were based on continued employment with the Company. Fifty percent (50%) of the shares could be exercised 15 months after grant date and the remaining fifty percent (50%) could be exercised 30 months after grant date as long as the employee remained employed by the Company. If the employee’s employment was terminated, the remaining fifty percent (50%) of the stock options become exercisable 9.5 years after the grant date. Since the exercise price of the stock options was less than the fair market value of the Company’s common stock on the date of grant, the intrinsic value of the stock options was expensed as a compensation expense in the fourth quarter of 1999 as disclosed in the Company’s 1999 annual report on Form 10-K. The stock options were incorrectly included in the Company’s stock tracking system database as if they were still vesting over the 9.5 year period. This incorrect inclusion did not have any consequences with respect to the Company’s reported results of operations until the Company’s adoption of FAS123R on January 1, 2006. At that time, the value of these stock options was incorrectly included in employee stock-based compensation expense as calculated in accordance with FAS123R. The Company reviewed each of the stock options included in the employee stock-based compensation expense and confirmed that the error was limited to the identified stock options as no other stock options were granted with similar terms.

As requested, please be advised that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * *

Securities and Exchange Commission

Division of Corporation Finance

May 15, 2007

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 614-8350 or the Company’s outside counsel, David Michaels at Fenwick & West LLP at (415) 875-2455.

Very truly yours,

/s/ John Thompson

John Thompson

Executive Vice President and Chief

Financial Officer

Enclosures

cc:	Michael S. Fields, Kana Software, Inc.

David Michaels, Esq., Fenwick & West LLP

Richard Bellucci, Burr, Pilger & Mayer LLP

Securities and Exchange Commission

Division of Corporation Finance

May 15, 2007

Exhibit A

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

Kana Software, Inc. (“KANA”) is filing an amendment to its Current Report on Form 8-K filed on March 7, 2007 to provide additional information. KANA’s Current Report on Form 8-K filed on March 7, 2007 reported that in connection with its review of the quarterly allocations of certain expense items, it determined that non-cash compensation expenses relating to certain options granted in 1999 were incorrectly recorded in each of the first three quarters of 2006 and certain other expense items were recorded in the improper quarter within 2006. The total combined effect of the errors on each quarter is to increase net income by $99,000, $949,000 and $593,000 for the three month periods ended March 31, 2006, June 30, 2006 and September 30, 2006, respectively. Further description of the errors related to the 1999 option grants and certain expense items are provided below.

1999 Stock Options. The non-cash compensation that was incorrectly recorded was related to a specific group of stock options granted in 1999 as a retention incentive to employees of a company acquired by KANA. These stock options were fully vested upon grant but restrictions were placed on the exercisability of these stock options that were based on continued employment with the Company. Since the exercise price of the stock options was less than the fair market value of the Company’s common stock on the date of grant, the intrinsic value of the stock options was expensed as a compensation expense in the fourth quarter of 1999 as disclosed in the Company’s 1999 annual report on Form 10-K. The stock options were incorrectly included in KANA’s stock option tracking system database as if they were still vesting over the 9.5 year period. Therefore, during 2006, the value of these stock options was incorrectly included in the employee stock-based compensation expense as calculated in accordance with FAS 123R. The effect of correcting this error decreased expenses by $447,000, $446,000 and $451,000 for the three month periods ended March 31, 2006, June 30, 2006 and September 30, 2006, respectively.

Registration Rights Penalty. During the three months ended June 30, 2006, it was determined that a portion of a registration rights penalty should have been recorded during the three month period ended March 31, 2006. While it was determined to not be material to the consolidated financial statements at the time, it was recorded as part of the restatement. The effect of correcting this error increased expenses by $337,000 for the three month period ended March 31, 2006 and decreased expenses by $337,000 for the three month period ended June 30, 2006, respectively.

Royalty Estimate. During the three month period ended December 31, 2006 it was determined that a royalty accrual made in a prior year was overstated by $158,000. This amount was included in the restatement decreasing expense in the three month period ended March 31, 2006 by $158,000.

Other Expenses. Various other immaterial expenses were recorded as part of the restatement with the effect of increasing the net loss by $169,000 for the three month period ended March 31, 2006, decreasing the net loss by $166,000 for the three month period ended June 30, 2006 and decreasing the net loss by $142,000 for the three month period ended September 30, 2006.

KANA has restated its historical financial statements for the first three quarters of 2006 in its annual report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on April 2, 2007. KANA has also discussed the above matters with Burr, Pilger & Mayer LLP, its independent registered public accounting firm.